UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 5, 2009

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ▁   **No X**

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ▁   **No X**

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ▁   **No X**

Enclosure: Press release   **ANGLOGOLD ASHANTI AND DE BEERS FORM JOINT VENTURE IN MARINE EXPLORATION AND MINING**

AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

5 October 2009

ANGLOGOLD ASHANTI AND DE BEERS FORM JOINT VENTURE IN MARINE EXPLORATION AND MINING

AngloGold Ashanti Limited and the De Beers Group of Companies are pleased to announce the formation of a joint venture with the purpose of initially exploring for, and ultimately mining, gold and other minerals and metals, but excluding diamonds, unless these occur together with other target minerals and metals. The joint venture's activities will be focussed on marine deposits located in, or adjacent to, the area between the high water mark and the edge of the continental shelf on a worldwide basis. This area of interest for the purpose of the joint venture is defined as the continental shelf.

De Beers, together with its wholly owned subsidiary De Beers Marine and other companies and associates within the De Beers Group of Companies, have, through their marine diamond exploration and mining activities, developed certain skills, expertise and proprietary technology in relation to the exploration and mining of marine deposits on the continental shelf. The establishment of this joint venture will allow AngloGold Ashanti to take first-mover advantage of the opportunity of partnering with a world leader in the field of marine exploration and mining with a view to target the exploration for, and mining of, the target minerals from mineral deposits located on the continental shelf. This complements AngloGold Ashanti's existing terrestrial exploration and mining activities and its mineral resource, ore reserve and production bases.

AngloGold Ashanti will hold its offshore interests in the joint venture through its wholly owned offshore subsidiary, AngloGold Ashanti Marine Exploration Limited (AGAME) and its South African and Southern African Development Community interests in the joint venture either directly or via a South African nominee. De Beers will hold its interests in the joint venture via its wholly owned subsidiary, De Beers Group Exploration Holdings Limited (DBGEX). AngloGold Ashanti and De Beers, through AGAME and DBGEX, will pursue their activities in the joint venture via appropriate sub-joint venture structures in the relevant jurisdictions targeted by the participants.

The joint venture will establish a technical services company (Techco) to be jointly owned by AngloGold Ashanti and De Beers. The participants intend to develop Techco into a fully-functional marine exploration and mining services company, including all the skills, expertise and further proprietary technology that it may develop or acquire, within the joint venture. Techco and DBM will provide the necessary, skills, expertise, technology and facilities related to marine exploration and mining activities on the continental shelf, under various service agreements to be entered into with the various sub-joint venture opportunities pursued by the participants.

AngloGold Ashanti's funding commitment (via AGAME) under the joint venture, subject to regulatory approval (including that of the South African Reserve Bank) and AngloGold Ashanti's ongoing approval of budgets and work programmes, is to sole fund the joint venture and Techco until the completion of an initial exploration period of at least three consecutive sampling seasons as approved and budgeted for prior to 31 December 2012, or the date upon which AngloGold Ashanti has sole funded a total amount of US$40 million, whichever milestone is achieved first. Upon the conclusion of this period, AngloGold Ashanti will have earned-in to equivalent interests to De Beers in all the sub-joint venture opportunities pursued under the joint venture. Following this initial exploration period, AngloGold Ashanti and De Beers will be equal partners in the joint venture and will therefore equally fund and share in the benefits arising from all existing and future opportunities pursued under the joint venture. AngloGold Ashanti and De Beers will seek to secure majority interests for the joint venture in any sub-joint venture that involves a third party.

"By combining one of the world's most successful gold exploration teams with the foremost authority in ocean mining and exploration, we're creating a powerful base to tackle this new frontier,'' AngloGold Ashanti Chief Executive Officer Mark Cutifani said. "By building on our current terrestrial exploration, development and mining activities globally we'll work to expand our resource base from an exciting array of shallow marine prospects.''

ENDS

Contacts

	Tel:	Mobile:	E-mail:
Alan Fine (Media)	+27 (0) 11 637 6383	+ 27 (0) 83 325 0757	afine@anglogoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com
Sicelo Ntuli (Investors)	+27 (0) 11 637-6339	+27 (0) 71 608 0991	sntuli@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: October 5, 2009

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary